Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Board of Directors
American Honda Finance Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-233119) on Form S-3 of American Honda Finance Corporation (the Company) of our report dated June 24, 2021, with respect to the consolidated balance sheets of the Company as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes, which report appears in the March 31, 2021 annual report on Form 10-K of the Company.
As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of April 1, 2020 due to the adoption of ASC Topic 326, Financial Instruments - Credit Losses.
/s/ KPMG LLP
Los Angeles, California
June 24, 2021